Vasogen Inc. Contact: Glenn Neumann, Investor Relations 2505 Meadowvale Blvd Mississauga, ON, Canada L5N 5S2 tel: (905) 817-2004 fax: (905) 569-9231 www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen to Conduct Webcast and Conference Call
of Annual Meeting

Mississauga, Ontario (March 16, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, will conduct a live webcast presentation and conference call of its Annual Meeting being held at the Toronto Stock Exchange Conference Centre on Wednesday, March 22, 2006, at 4:30 p.m. EST (Toronto Time).

To participate via webcast, please go to www.vasogen.com.

To participate by telephone, please connect 10 minutes prior to the call to one of the following:

Direct Dial	416-644-3419
Toll-free	1-800-814-4861

Telephone participants can also log onto www.vasogen.com to follow the slide presentation and will have the opportunity to ask questions.

A re-broadcast of the conference call will be available at www.vasogen.com and may also be accessed by:

Direct Dial	416-640-1917
Toll-free	1-877-289-8525 Pin code: 21181571#

-more-

…page 2, March 16, 2006

About Vasogen:
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company’s lead product, the Celacade™ technology, is currently in the final stages of a pivotal phase III clinical trial in patients with advanced chronic heart failure, designed to support regulatory approval in North America and commercialization in North America and Europe. The 2,400-patient pivotal phase III ACCLAIM trial is a 176-center international study designed to further investigate the use of the Celacade technology to reduce the risk of death and hospitalization in heart failure patients. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

Certain statements contained in this press release and upcoming Annual Meeting constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements concerning our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of our research and development programs, the adequacy, timing and results of our clinical trials, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.